# SUBBA-CULTCHA

## Fan Generated Reviews for Music & Festivals

# Summary



Fan generated music reviews platform geared toward 18-30 year old market

Aim to be the main platform for music and live event discovery globally



Work with brands, record labels, artists, festivals, and venues to actively engage audiences



Ticket selling platform for live music events

# Market Opportunity UK

## 27M + 3.9M = 30.9M

**Gig Attendance** + **Festival Attendance** = **Live Music Audience**

Large and growing market

UK live music audiences up 12% in 2016

Global entertainment revenues expected to rise at a 5% annual rate over the next two years

Sources: UK Music – Wish You Were Here 2016/2017, PwC – Global Entertainment & Media Outlook 2015-19

# Market Opportunity US



**32M** people attend at least one music festival per year*

**46%** are in the 18-34 age group*

**903** miles traveled on average to attend a music festival*

**1/3** of attendees attend more than one festival per year*

**$207** spent on live music, digital music, and streaming on average per year*

**51%** of Americans attended a live music event in 2015, up from **44%** in 2014**

Sources: *Nielsen 2015 Audience Insights Report, **Aloompa's 2016 Festival Demand Report

# Market Problems

Challenge to engage 18 to 30 year olds by mainstream media





Traditional publishers suffering huge declines in audience size and revenues as they fail to stay relevant

Audiences prefer fan-generated content platforms, such as Yelp and TripAdvisor

Brands turning to user generated content platforms, which allow higher frequency of engagement and superior customer relationships



# Our Solution



A TripAdvisor style platform for
music and festivals

Allows fans to post/read
reviews, purchase tickets, and
discover music and festivals

Login through Facebook or email



# Core Market



18-30 year olds

Strong individual identity

Passion for music, tech, travel, and fashion

Enjoys live events, festivals and gigs

Prefers user-generated content sites

Owns 2+ devices

# Why We Are Different

Fan led

Competitors editorially led

**SUBBA-CULTCHA**

Benefit from the desire of young consumers to participate





# Business Model

Earn 10% on all ticket sales

Monetize fan data with B2B CRM tool

Drive advertising revenues from brand sponsors and media agencies

# Roadmap

**2017 US/UK**
Crowdfunding campaign
Fully responsive platform
Ticketing system

**2018 Europe**
B2B label, festival, venue
CRM tool

**2019 Asia & South America**
Events
Music & merchandise sales

**2020 Global**
Data revenue
Parallel markets (film,
theater, sport)

**Aim: To become primary platform for fan reviews globally**

# Revenue Forecast

| | $650K | $6.8M | $29.7M | $51.5M | $86.5M |
|---|---|---|---|---|---|
| | 2018 | 2019 | 2020 | 2021 | 2022 |
| Pre-Tax Profit | $251K | $2M | $20.2M | $29.4M | $57.2M |


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FEATURED REVIEW
Absolutely rocking...
My Baby At OnBlackheath Festival
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LATEST REVIEWS
TRENDING REVIEWS
The Decrees Present Caledonian Spunk

# Actual

| | $40K |
|---|---|
| | 2014-15 |
| Pre-Tax Profit | $0 |

# Revenue Streams

**$650K**

Advertising
Tickets

**$6.8M**

Advertising
Tickets
Music & Merch
Gig Promotion

**$29.7M**

Advertising
Tickets
Music & Merch
Gig Promotion
Venue Listings

**$51.5M**

Advertising
Tickets
Music & Merch
Gig Promotion
Venue Listings
Data

**$86.5M**

Advertising
Tickets
Music & Merch
Gig Promotion
Venue Listings
Data
Parallel Markets

# Use of Proceeds



### Recruitment

CEO

Head of Marketing

Head of Content

### Tech Development

Fully responsive
site development

Ticketing System

Fan CRM System

### Marketing

Social

Search

Video

### Overhead

Office space

Expenses

# Team



## Mark Jennings
## CEO

Mark's worked in digital publishing and advertising his whole career.  Having worked in the US and UK with the Financial Times to most recently launching the digital portfolio for Last Word Media, he's witnessed the change in digital consumer habits and has pivoted Subba-Cultcha.com's business strategy accordingly. Audience engagement is king... long live audience engagement!



## Jess Dawson
## Head of Content

Jess is a starlet of content creation and delivery.  Having been recognized for her work winning national presenting awards, Jess has most recently been part of the BBC Radio 1 team where she's led the charge for creating film projects based around issues affecting young people.



## Luke Foresaw
## Head of Marketing

When it comes to successfully marketing music and technology brands Luke's your guy.  Having previously led the European digital advertising on the Apple Music's account at OMD International he's most recently been responsible for Universal NBCs digital marketing at Mediacom in London.  Digital marketing and Luke go hand in hand.

# Board/Advisors

**Tamina Plum**

Global Head of Clients
Zenith Worldwide

**Mark Foster**

Chairman
MIDiA Research

**John Fanning**

Advisor
Founding Chairman & CEO
of Napster



**Paul Crick**

Music Industry Lead
IBM Global Services

**Warren Saunders**

Country Head: UK & Ireland
Sony Mobile

**Sam McDonnell**

Content Producer
Discovery Channel